RYSE Inc.

20 Camden St, Suite 200

Toronto, Ontario, Canada M5V 1VI

August 28, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Re:	RYSE Inc.
Offering Statement on Form 1-A
File No. 024-12652

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, RYSE Inc., a Ontario, Canada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File. No. 024-12652), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2025.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as it was inadvertently filed. It was intended to be filed as a 1-A Amendment for the Offering Statement on Form 1-A (File. No. 024-12645). The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

RYSE Inc.

/s/ Trung Pham
Trung Pham
Chief Executive Officer